Exhibit 4.12

EQUITY PLEDGE AGREEMENT

between

Xi’an Time Share Technology Information Co., Ltd.

(Pledgee)

and

Sichuan Time Share Advertising & Communication Co., Ltd.

(Pledgor)

TABLE OF CONTENTS

Chapter I	Definitions	1
Chapter II	Pledge Rights and Pledge Period	2
Chapter III	Representations and Warranties	3
Chapter IV	Covenants	4
Chapter V	Exercise of Pledge Rights	4
Chapter VI	Events of Default	6
Chapter VII	Assignment	6
Chapter VIII	Enforcement and Termination	7
Chapter IX	Costs and Expenses	7
Chapter X	Force Majeure	7
Chapter XI	Applicable Laws and Settlement of Disputes	7
Chapter XII	Notice	8
Chapter XIII	Miscellaneous	9

EQUITY PLEDGE AGREEMENT

This Equity Pledge Agreement (hereinafter “Agreement”) is entered into on December 19, 2007 in Beijing, China, between the following parties:

The Pledgee: Xi’an Time Share Technology Information Co., Ltd.

Address: Guixi Industrial Garden, High-Tech DC, Chengdu

Legal Representative: He Jilun

The Pledgor: Sichuan Time Share Advertising & Communication Co., Ltd.

Address: Guixi Industrial Garden, High-Tech DC, Chengdu

Legal Representative: He Jilun

The Pledgee and the Pledgor are hereinafter individually referred to as a “Party” and collectively referred to as the “Parties”.

WHEREAS

1)	The Pledgee is a wholly foreign-owned company duly incorporated and existing under the laws of the People’s Republic of China;

2)	The Pledgor is a limited liability company duly incorporated and existing under the laws of the People’s Republic of China;

3)	The Pledgee has signed a Loan Agreement with He Jilun on December 19, 2007 (hereinafter “Loan Agreement”), pursuant to which the Pledgee shall provide He Jilun with a loan in RMB of an amount equivalent to USD 20 million (the exchange rate between USD and RMB shall be the rate on the date of the actual transaction);

4)	To secure the Pledgee’s rights for repayment of the principal and interest (hereinafter collectively referred to as “Loan”) under the above Loan Agreement, the Pledgor pledges the Collateral for which it possesses legitimate ownership of in the Target Companies, as guarantee for the repayment of the loans under the Loan Agreement.

THEREFORE, the Pledgee and the Pledgor hereby agree as follows:

Chapter I DEFINITIONS

1.1	Unless otherwise interpreted in the context, the following terms in the Agreement shall be interpreted as follows:

Collateral: This term shall mean all equity of the Target Companies (refer to the Appendix for details of pledged equity) that is legally possessed by the Pledgor at the signing of the Agreement and shall be pledged to the Pledgee pursuant to provisions of the Agreement.

Target Company: This term refers to any and all companies listed in the Appendix.

Pledge Period: This term refers to the time period stipulated in Article 2.3 of the Agreement.

Events of Default: This term refers to any circumstances described in Article 6.1 of the Agreement.

Default Notice: This term shall mean the notices sent by the Pledgee pursuant to the Agreement declaring the Events of Default.

China: The term refers to the People’s Republic of China, and does not include Hong Kong, Macao and Taiwan, for the purpose of this Agreement.

PRC Laws: The term refers to effective laws, administrative codes, regulations, regional rules, judicial interpretations and other standards that are legally binding as of the signing date of this Agreement in China.

1.2	The citation of any PRC Law in the Agreement shall be deemed as (1) including the amendments, modifications, supplements, and reconstitutions of these PRC Laws, regardless of whether the effective date of which is before or after the signing of this Agreement; and (2) including citation of other decisions, notices and regulations made according to or validated by such laws.

Chapter II PLEDGE RIGHTS AND PLEDGE PERIOD

2.1	Pledge Rights

To guarantee repayment of the loan under the Loan Agreement, the Pledgor agrees to provide the Pledgee with the Collateral, which it legally possesses and has the right to assign, according to this Agreement, as the guarantee to the repayment of the loan under the Loan Agreement. If the loan under the Loan Agreement is not repaid on time, the Pledgee has the right to dispose the interests generated by the liquidation of the Collateral according to laws.

2.2	Establishment of Pledge Rights

The Pledge Rights is established once the pledged equity is registered at the industrial and commercial registrars of all Target Companies.

2.3	Pledge Period

The Pledge Period is from the date of establishment of the Pledge Rights until the Loan under the Loan Agreement is repaid in full.

Chapter III REPRESENTATIONS AND WARRANTIES

3.1	The Pledgee and the Pledgor represent and warrant to the counterpart of this Agreement:

3.1.1	they are limited liability companies legally registered and effectively existing under the PRC Laws with independent corporate status; have complete, independent legal status and capacity to sign, render and fulfill this Agreement; and is be able to serve independently as an entity in a lawsuit;

3.1.2	they have acquired corporate authorizations and the approvals needed for the signing and fulfillment of this Agreement; and their signing and fulfillment of the Agreement do not violate any articles of association or internal policy rules as well as any PRC Laws, contracts or agreements that are binding, and do not need any authorizations or approvals from the government;

3.1.3	they are not involved in any lawsuits, arbitrations or other juridical or administrative proceedings that may affect the fulfillment of the Agreement to their knowledge; and

3.1.4	they have disclosed to the other party all documentations issued by the government that may affect the fulfillment of the obligations under the terms of this Agreement.

3.2	The Pledgor represents and warrants to the Pledgee:

3.2.1	all Target Companies are limited liability companies legally registered and effectively existing under the PRC Laws with independent corporate status;

3.2.2	all Target Companies have paid the registered capital in full, and at the signing of this Agreement, the Pledgor is the sole legitimate owner of the Collateral and does not have any existing disputes over the ownership of the Collateral. The Pledgor has the right to liquidate the whole or any part of the Collateral;

3.2.3	the Target Companies have respectively carried resolutions at their shareholder meetings with respect to the equity pledge stated in the Agreement;

3.2.4	except for the guarantee rights construed for the Collateral under the Agreement, there shall not be any other guarantee rights or third party benefits upon the Collateral;

3.2.5	the Collateral can be legally pledged or assigned, and the Pledgor has adequate rights to pledge the Collateral to the Pledgee according to this Agreement;

3.2.6	any third party agreement, approval, waiver, authorization or any other governmental verification, approval, and remission, if necessary, required for the signing and fulfillment of the Agreement and the equity pledge under the Agreement have been acquired, and will be fully effective during the validity of the Agreement;

3.2.7	the Pledgor’s signing and fulfillment of the Agreement do not violate or conflict with any applicable laws, any agreement for or binding upon it or its assets as if it was a party to it, any court decisions, any arbitration awards by arbitration authorities, and any decisions made by administrations;

3.2.8	there are no pending or threatening lawsuits, legal proceedings or claims against the Pledgor or the Collateral at any court or arbitrator; and there are no pending or threatening lawsuits, legal proceedings or claims against the Pledgor or the Collateral at any governmental authorities or administrations, that will have serious or negative effects on the Pledgor’s financial condition or its capability to fulfill its obligations under the Agreement;

3.2.9	all reports, documents and information regarding the Pledgor and all issues required by the Agreement that are provided by the Pledgor to the Pledgee prior to the effective date of the Agreement are true, accurate and effective in virtually all aspects at the time of providing such documents; and

3.2.10	all reports, documents and information regarding the Pledgor and all issues required by the Agreement that shall be provided by the Pledgor to the Pledgee after the effective date of the Agreement are true, accurate and effective in virtually all aspects at the time of providing such documents.

Chapter IV COVENANTS

4.1	The Pledgor hereby covenants to the Pledgee as follows:

4.1.1	without prior written notice from the Pledgee, the Pledgor shall not assign the equity, establish or allow existence of any burden of pledge or rights that may affect the Pledgee’s rights and benefits;

4.1.2	the Pledgor shall record the arrangement of the equity pledge (hereinafter referred to as “Equity Pledge”) under the Agreement on the shareholder registers of all Target Companies at the date of the signing of the Agreement; shall provide the industrial and commercial registrars of all Target Companies with relevant documents for the registration of the Equity Pledge within two (2) days after the Agreement is signed; and shall do its best efforts to complete the registration in as short a time as possible;

4.1.3	in the event of any lawsuit, arbitration or other claim that may have negative effects on the Pledgee’s benefits or the Collateral under the Agreement, the Pledgor guarantees to notify the Pledgee in writing as soon as possible and in a timely manner, and take all measures necessary to ensure the Pledgee’s benefits upon the Collateral, according to the reasonable requests of the Pledgee;

4.1.4	the Pledgor guarantees to take all measures and sign all documents (including but not limited to the supplement of the Agreement) necessary to ensure the Pledgee’s benefits upon the Collateral and the exercise and realization of such benefits according to the reasonable requests of the Pledgee;

4.1.5	the Pledgor shall not perform or permit actions or behaviors that may harm the Pledgee’s benefits or the Collateral under the Agreement; and

4.1.6	in the event of any assignment of the Collateral caused by the exercise of the Pledge Right under the Agreement, the Pledgor shall ensure to take all measures to realize such assignment.

Chapter V EXERCISE of PLEDGE RIGHT

5.1	In the event of the possibility that the Collateral may decrease in value, to the detriment of the rights of the Pledgee, the

Pledgee may request the Pledgor to provide relevant guarantees. In the event that the Pledgor fails to provide such guarantees, the Pledgee may auction or sell the Collateral at any time, and reach an agreement with the Pledgor that the proceeds earned from the auction or sale be used to repay the pledged debt, or draw from the notary bodies in residence of the Pledgor (any costs incurred from which shall be borne by the Pledgor).

5.2	In the event of any breach of the Agreement, the Pledgee has the right, upon written notice to the Pledgor, to exercise all breach remedy rights in accordance with PRC Laws and the terms of this Agreement, including but not limited to the auction or sale of all or part of the Collateral. The Pledgee shall not bear any obligations for any losses caused by its reasonable exercises of such rights.

5.3	The Pledgee has the right to designate in writing any solicitor or other agents to exercise any and all of the forgoing rights. The Pledgor shall not file any objection.

5.4	Reasonable costs incurred from the Pledgee’s exercise of any or all of the above rights shall be borne by the Pledgor, and the Pledgee has the right to deduct such costs from the proceeds of the exercise of the rights according to its actual costs.

5.5	The proceeds from the Pledgee’s exercise of its rights shall be disposed in the following order of precedence:

First, payment to all the expenses arising out of the liquidation of the Collateral and the Pledgee’s exercise of its rights (including premiums for the lawyers and agents);

Second, payment from due taxes for the liquidation of the Collateral; and

Third, repayment of the pledged debt to the Pledgee. In the event of a surplus after deducting all the above expenses, the Pledgee shall return the surplus to the Pledgor or others who have benefits upon such sum, pursuant to applicable laws and regulations or draw at the notary authorities in the area where the Pledgee is located (any costs incurred of which shall be borne by the Pledgor).

5.6	The Pledgee has the right to simultaneously or successively execute the Pledge Rights it holds over any Target Company or possess any other breach remedy at his sole discretion. The Pledgee does not necessarily need to execute other breach remedies before it exercises the rights for the auction or sale of the Collateral under the Agreement. The Pledgor does not have the right to present objections against whether the Pledgee can execute any of the Pledge Rights or in what order the Pledgee can execute its Pledge Rights.

5.7	The Pledgor shall not impose impediment for the Pledgee’s disposal of the Pledge Rights according to the Agreement, and shall provide all necessary support to realize its Pledge Right.

Chapter VI EVENTS OF DEFAULT

6.1	All the events below are deemed as breach events:

6.1.1	Any representations or warranties made by the Pledgor in Chapter III of the Agreement contains substantial mistakes or errors and/or any Pledgor’s breach of the warranties as stipulated in Chapter III of the Agreement;

6.1.2	The Pledgor breaches the covenants made in Chapter IV of the Agreement;

6.1.3	The Pledgor breaches any term of the Agreement;

6.1.4	Any events of default which are defined under the Loan Agreement;

6.1.5	Any loan, guarantee, indemnity, warranty, or other obligation to a third party by the Pledgor itself which (1) is required to be repaid or fulfilled due to the breach of the Agreement; or (2) has become due but cannot be repaid or fulfilled, makes the Pledgee believe that the Pledgor’s capability to fulfill its obligations under the Agreement at the Pledgee’s discretion has been affected;

6.1.6	All government agreement, approval, certification or authorization needed for execution, legitimization or enforcement of Agreement is revoked, suspended, invalidated, or changed substantially;

6.1.7	Adverse changes to the assets owned by the Pledgor make the Pledgee believe that Pledgor’s capability to fulfill its obligations under the Agreement has been affected;

6.1.8	The breach of the Agreement caused by any action or non-action that breaches other terms of the Agreement.

6.2	In the event of the acknowledgement or realization of any Events of Default as stated in Article 6.1 or any causes that may lead to the above events, the Pledgor shall immediately notify the Pledgee in writing.

6.3	Unless the Events of Default listed in Article 6.1 of the Agreement have been completely resolved, the Pledgee may issue written notices to the Pledgor and liquidate the Collateral according to the provisions in Chapter V of the Agreement at any time of the occurrence and after the Events of Default by the Pledgor.

Chapter VII ASSIGNMENT

7.1	Unless the Pledgee consents in writing, the Pledgor shall not have the right to grant, assign or dispose its rights and obligations under the Agreement by any other means; however it can assign its rights and obligations under the Agreement after the Pledgee issues a written notice.

7.2	The Agreement is binding upon the Pledgor, the Pledgee, and their successors or assignees.

Chapter VIII ENFORCEMENT AND TERMINATION

8.1	Enforcement

8.1.1	The Agreement becomes effective when all the following requirements are met:

(1)	the Agreement has been appropriately signed by the Pledgee and the Pledgor;

(2)	the Pledge Right under the Agreement has been legally recorded in the shareholders registers of the Target Companies.

8.1.2	The Pledgor shall provide the Pledgee the capital certificates and shareholder registers of all Target Companies after completing the registration of equity pledge at the industrial and commercial registrars of the Target Companies.

8.2	Termination

8.2.1	The Agreement shall be automatically terminated at the date on which the Loan under the Loan Agreement is repaid in full;

8.2.2	Within the validity period of the Agreement, the Pledgor shall not terminate the Agreement, but the Pledgee has the right to terminate the Agreement at any time by issuing a written notice to the Pledgor thirty (30) days in advance.

Chapter IX COSTS and EXPENSES

9.1	All actual expenses incurred by the establishment of the equity pledge under the Agreement, including but not limited to the stamp tax, and any other taxes and expenses, shall be mutually borne by the Pledgor and the Pledgee on a pro rata basis.

Chapter X FORCE MAJEURE

10.1	Force Majeure shall mean the events that can not be reasonably foreseen by the Pledgor and by the Pledgee at the signing of the Agreement, as the case may be, and the occurrence of which is unavoidable and unconquerable, and shall include, without limitation, action and non-action of the government and military, natural disasters, earthquake, fire, flood, riot or war.

10.2	If the Pledgor or the Pledgee is incapable of performing any or all of its obligations under the Agreement by an event of Force Majeure, then neither party shall bear any liability for breach of the Agreement. If either party is prevented from performing any of its obligations under the Agreement by an event of Force Majeure, then it shall nevertheless notify the other in writing of the occurrence of such event and the circumstances thereof within five (5) days after the occurrence of such event.

Chapter XI APPLICABLE LAWS AND SETTLEMENT OF DISPUTES

11.1	The Agreement shall be construed, enforced, fulfilled, modified and interpreted by PRC Laws.

11.2	Any controversy between the Pledgor and the Pledgee relating to the interpretation and fulfillment of this Agreement shall be settled through friendly negotiations of both parties. Any party may settle the dispute by binding arbitration by China International Economic and Trade Arbitration Commission pursuant to its existent arbitration rules. Arbitration procedures shall be conducted in Beijing by using the Chinese language. The arbitration award shall be final and binding upon both the Pledgee and the Pledgor.

Chapter XII NOTICE

12.1	Unless other address has been provided by the other party in advance, all notices given pursuant to this Agreement shall be sent by courier, express mail, electronic mail, facsimile transmission, or registered mail to the address of the party concerned as given below:

The Pledgee: Xi’an

Time Share Technology Information Co., Ltd.

Address: Building 6, Huaxing Plaza, Technology 3rd Road, High-Tech DC, Xi’ an

Postal Code: 710075

Telephone: 029-68681588

Facsimile: 029-68681589

Contact: Wang Yunshi

Email: wangyunshi@dytsm.com

The Pledgor: Sichuan

Time Share Advertising & Communication Col, Ltd.

Address: Dayu Building, No.312 Long zhaoshu, Xiaohongmen, China Sichuan Provincial People’s Government Office, Chaoyang District, Beijing

Postal Code: 100078

Telephone: 010-87695559

Facsimile: 010-87697911

Contact: He Jilun

Email: hejilun@dytsm.com

12.2	Any notice and correspondence shall be deemed to have been served as follows:

12.2.1	in the case of facsimile transmission, the appearing transmittal time or the consecutive business day if time of transmission was after 5 o’clock PM on the day at the place of receipt;

12.2.2	in the case of courier (including express mail), at the date on which the recipient signs and accepts the notice;

12.2.3	in the case of registered mail, five (5) days after the postal office issues receipt; and

12.2.4	in the case of electronic mail, the time when the sender prints the records containing the completion of transmission of such notice.

Chapter XIII MISCELLANEOUS

13.1	Any amendment, supplement or modification to the Agreement shall be in writing, and become effective after being signed by the Pledgee and the Pledgor.

13.2	The Agreement is made in the Chinese language with two (2) originals, with the Pledgee and two Pledgors holding one (1) original each.

13.3	Any rights or remedies of both parties endowed by any terms of the Agreement shall not exclude any other rights or remedies as stipulated by laws or other terms of the Agreement, and each party’s exercise of its rights and remedies shall not exclude other rights and remedies that it has.

13.4	If either party does not execute or delays in executing any rights and remedies it has according to the Agreement or laws (hereinafter referred to as the “Party’s Rights”), it will not constitutes the waiver of such rights; and the waiver of any individual or part of the Party’s Rights shall not exclude the party’s exercise of such rights by other means and other Party’s Rights.

13.5	The headings of the articles of this Agreement are provided only for index, and in no circumstances, such headings shall affect the interpretation of the terms of the Agreement.

13.6	In the event of any invalidity, noncompliance or unenforceability of any terms of the Agreement at any time, the validity, compliance or enforceability of other terms of the Agreement shall not be affected thereby.

[Execution page, no text]

The Pledgee: Xi’an Time Share Technology Information Co., Ltd. (seal)

Legal Representative (signature):

The Pledgor: Sichuan Time Share Advertising & Communication Co., Ltd. (seal)

Legal Representative (signature):

Appendix:

Profile of the Target Companies owned by the Pledgor

Company	Registered Address	Registered Capital (RMB)	Legal Representative	Shareholding of the Pledgor
Hubei Time Share Advertising & Communication Co., Ltd.	Rm.1, 24th floor, Building B, Zhonghuan Mansion, Yunlin Street 31, JiangAn DC, Wuhan	14 million	Zhu Xianzhou	98%

Chengdu Dayu Weiye Advertising Co., Ltd.	#50 Longmenxiang, Shuangnan, Wuhou DC, Chengdu	3 million	Zhu Xianzhou	100%

Beijing Time Share Advertising & Communication Co., Ltd.	1st floor of Longzhuashu Hotel, Longzhuashu 312, Xiaohongmen, Chaoyang DC, Beijing	1 million	He Jilun	98%

Xi’an Time Share Advertising & Communication Co., Ltd.	Rm 102, unit 4, Bld. 11, Technology Garden, Gaoxin DC, Xi’an	10 million	Huang Yunwei	98%